SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 7, 2007

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated May 7, 2007 re: Partner Communications Reports First Quarter 2007 Results.

PARTNER COMMUNICATIONS REPORTS
FIRST QUARTER 2007 RESULTS

QUARTERLY NET INCOME INCREASES 22% YOY

Rosh Ha’ayin, Israel, May 7th, 2007 – Partner Communications Company Ltd. (“Partner”) (NASDAQ and TASE: PTNR; LSE: PCCD), a leading Israeli mobile communications operator, today announced its results for the first quarter of 2007. Partner reported revenues of NIS 1.4 billion (US$ 341 million) in Q1 2007, EBITDA of NIS 455 million (US$ 109 million), the equivalent of 32.1% of total revenue, and net income of NIS 196 million (US$ 47 million).

Commenting on the results, Partner’s CEO, David Avner, said: “the first quarter of 2007 was yet another good quarter for Partner. We are pleased to report that the number of 3G subscribers reached 333,000 at quarter end, more than 12% of our 2.7 million customer base. These customers enjoy a wide and continuously expanding range of 3G services and handsets. Our subscribers can also benefit from our introduction of HSDPA capabilities in most populated areas around the country, enabling a unique high-speed wireless Internet access experience. We view our expanding 3G services as an important growth engine for Partner.”

“The assets built by the Company in recent years, that make it a leading cellular company in Israel, continued to strengthen. We expect that our core strengths as providers of superb network quality, excellent customer service, the strongest telecom brand and the most advanced data and content services, will enable us to continue to grow our subscriber base and drive value for our shareholders. These assets will also be instrumental when we broaden the portfolio of services we offer our customers. With the transmission and fixed line telephony licenses now awarded to us, we are well on our way to offering customers a wide range of superb telecom services.”

Q1 2007 vs. Q1 2006

	Q1 2006	Q1 2007	Change

Revenues (NIS millions)	1,326.6	1,417.8	6.9%
Operating Profit (NIS millions)	273.5	301.1	10.1%
Net Income (NIS millions)	160.4	195.8	22.1%
Cash flow from operating activities net of investing activities (NIS millions)	68.4	241.1	252.5%
EBITDA* (NIS millions)	438.6	454.9	3.7%
Subscribers (thousands)	2,560	2,703	5.6%
Estimated Market Share (%)	32	32	-
Quarterly Churn Rate (%)	4.2	4.4	0.2
Average Monthly Usage per Subscriber (minutes)	301	323	7.3%
Average Monthly Revenue per Subscriber (NIS)	152	153	0.7%

* See “Use of Non-GAAP Financial Measures” below.

Financial Review

Partner’s Q1 2007 revenues totaled NIS 1,417.8 million (US$ 341.2 million), an increase of 6.9% from NIS 1,326.6 million in Q1 2006, and a decrease of 1.9% from NIS 1,445.1 million in Q4 2006. The increase compared with Q1 2006 was driven primarily by the increase in service revenues of 6.3% from NIS 1,184.2 million in Q1 2006 to NIS 1,258.3 million (US$ 302.8 million) in Q1 2007. Compared with Q4 2006, service revenues decreased in Q1 2007 by 1.9% from NIS 1,282.2 million. The increase in service revenues from Q1 2006 derived principally from the larger subscriber base and increased minutes of use, offset by the impact of two regulatory measures: firstly, by the impact of the mandated additional reduction in interconnection tariffs which went into effect on March 1st, 2007, as part of the Ministry of Communications’ program of mandated gradual reductions from 2005 to 2008; secondly, by a new voicemail regulation that obligates cellular and fixed telephony operators to provide, as of January 2007, a two-second announcement that the call is being directed to voicemail, in all local calls made to our subscribers and directed to voicemail. According to the new regulation calls directed to the voicemail are charged from one second after the announcement is made. We expect that this will result in a revenue reduction of approximately NIS 60 million in 2007.

Equipment revenues increased by 12.0% from NIS 142.4 million in Q1 2006 to NIS 159.5 million (US$ 38.4 million) in Q1 2007, due largely to an increase in the number and proportion of 3G handset sales, but decreased by 2.1% from NIS 162.9 million in Q4 2006.

Content and data revenues in Q1 2007 accounted for 10.6% of total revenues and 12.0% of service revenues, up from 9.0% of total revenues and 10.1% of service revenues in Q1 2006, and up from 10.1% of total revenues and 11.4% of service revenues in Q4 2006. Non-SMS data and content revenues increased by 21.1% compared with Q1 2006.

The cost of service revenues was NIS 758.4 million (US$ 182.5 million) in Q1 2007, an increase of 1.8% from NIS 744.7 million in Q1 2006 but a decrease of 2.0% from NIS 774.1 million in Q4 2006. The increase compared with Q1 2006 was primarily due to higher variable airtime costs resulting from the growth in airtime usage, offset by lower depreciation, lower royalties and efficiency measures taken by the Company. The decrease compared with Q4 2006 is due principally to lower variable airtime costs. The cost of equipment revenues in Q1 2007 totaled NIS 213.4 million (US$ 51.4 million) representing an increase of 2.9% from NIS 207.4 million in Q1 2006, but a decrease of 4.9% from NIS 224.4 million in Q4 2006.

Gross profit from services was NIS 499.9 million (US$ 120.3 million) in Q1 2007, an increase of 13.7% from NIS 439.5 million in Q1 2006 and a decrease of 1.6% from NIS 508.1 million in Q4 2006. Gross loss on equipment in Q1 2007 was NIS 53.9 million (US$ 13.0 million), a decrease of 17.1% from NIS 65.0 million in Q1 2006 and a decrease of 12.4% from NIS 61.5 million in Q4 2006. Overall, gross profit increased in Q1 2007 by 19.1% from NIS 374.5 million in Q1 2006 to 446.0 million (US$ 107.3 million) and was approximately equal to gross profit in Q4 2006 of NIS 446.6 million.

Largely reflecting differences in quarter-by-quarter campaign scheduling, Q1 2007 saw an increase in selling, marketing, general and administration expenses of 43.5% from NIS 100.9 million in Q1 2006 to NIS 144.9 million (US$ 34.9 million). Compared with Q4 2006, expenses increased by 9.1% from NIS 132.7 million.

Operating profit overall was NIS 301.1 million (US$ 72.5 million) in Q1 2007, a 10.1% increase from NIS 273.5 million in Q1 2006 and a 4.1% decrease from NIS 313.9 million in Q4 2006. Quarterly EBITDA increased by 3.7% from NIS 438.6 million in Q1 2006 to NIS 454.9 million (US$ 109.5 million) in Q1 2007 and decreased by 1.5% from NIS 461.6 million in Q4 2006. On a revenue basis, EBITDA was the equivalent of 32.1% of total revenues in Q1 2007, compared with 33.1% in Q1 2006 and 31.9% in Q4 2006.

Q1 2007 financial expenses totaled NIS 19.6 million (US$ 4.7 million), decreasing by 49.2% from NIS 38.6 million in Q1 2006 and by 10.5% from NIS 21.9 million in Q4 2006. The decrease compared with Q1 2006 largely reflected lower interest expenses, resulting from the lower CPI level, whereas the decrease compared with Q4 2006 is driven primarily by the stronger Shekel, which reduced foreign currency exchange expenses.

Net income in Q1 2007 was NIS 195.8 million (US$ 47.1 million), representing an increase of 22.1% from NIS 160.4 million in Q1 2006 and an increase of 20.2% from NIS 163.0 million in Q4 2006.

Basic earnings per share or ADS, based on the average number of shares outstanding during the quarter, was NIS 1.26 (30 US cents) in Q1 2007, up 20.0% from NIS 1.05 in Q1 2006, and up by 18.9% from NIS 1.06 in Q4 2006.

Funding and Investing Review

Cash flows generated from operating activities, net of cash flows from investing activities, totaled NIS 241.1 million (US$ 58.0 million) in Q1 2007, compared with NIS 68.4 million in Q1 2006, an increase of 252.5%, and compared with NIS 163.6 million in Q4 2006, an increase of 47.4%. Both increases were due primarily to an increase in cash flows from operating activities, due to a change in payment terms to suppliers, offset by an increase in the level of investment in fixed assets.

Net investment in fixed assets in Q1 2007 was NIS 85.5 million (US$ 20.6 million), up 26.4% from NIS 67.7 million in Q1 2006 but down 58.8% from NIS 207.5 million in Q4 2006.

The Board of Directors has approved the distribution of a cash dividend for Q1 2007 of NIS 0.51 per share (approximately NIS 80 million or US$ 19 million) to shareholders and ADS holders on record as of June 5th, 2007. The dividend will be paid on June 18th, 2007.

Operational Review

In Q1 2007, approximately 35,000 net active subscribers joined the Company, compared with approximately 31,000 in Q1 2006. The active subscriber base at quarter-end was approximately 2,703,000, including approximately 626,000 business subscribers (23% of the base), 1,294,000 postpaid private subscribers (48% of the base) and 783,000 prepaid subscribers (29% of the base). Approximately 333,000 of the subscribers were 3G network subscribed as of end of Q1 2007. Total market share at quarter-end Q1 2007 is estimated at 32%.

The quarterly churn rate in Q1 2007 increased from 4.2% in Q1 2006 and 4.0% in Q4 2006 to 4.4%, with both increases being attributable to higher prepaid churn.

Q1 2007 average monthly usage per subscriber (MOU) was 323 minutes, an increase of 7.3% from 301 in Q1 2006 and an increase of 2.2% from 316 in Q4 2006. ARPU in Q1 2007 was approximately NIS 153 (US$ 36.8), an increase of 0.7% from NIS 152 in Q1 2006 and a decrease of 3.8% from NIS 159 in Q4 2006.

Commenting on the Company’s results, Mr. Emanuel Avner, Partner’s Chief Financial Officer said, “We are pleased with the performance this quarter. Service revenue growth has been solid, despite the introduction of two significant regulatory measures that have negatively impacted revenues. Our net income growth is also very encouraging.”

Outlook and Guidance

Emanuel Avner, Partner’s Chief Financial Officer, said: “Our quarterly results and future prospects support the annual guidance for 2007 which we gave in the press release of January 31st 2007.”

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s first-quarter results on Monday, May 7th, 2007, at 17:00 Israel local time (10AM EST). This conference call will be broadcast live over the Internet and can be accessed by all interested parties through our investor relations web site at http://www.investors.partner.co.il.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available via the Internet (at the same location as the live broadcast) shortly after the call ends, and until midnight of May 14th, 2007.

About Partner Communications

Partner Communications Company Ltd. (Partner) is a leading Israeli mobile communications operator providing GSM / GPRS / UMTS / HSDPA services and wire free applications under the orange™ brand. The Company provides quality service and a range of features to 2.703 million subscribers in Israel (as of March 31, 2007). The Company launched its 3G service in 2004. Partner’s ADSs are quoted on The NASDAQ Global Select Market™ and on the Tel Aviv Stock Exchange under the symbol PTNR. The shares are also traded on the London Stock Exchange under the symbol PCCD.

Partner is a subsidiary of Hutchison Telecommunications International Limited (Hutchison Telecom). Hutchison Telecom is a leading listed telecommunications operator (SEHK: 2332; NYSE: HTX) focusing on dynamic markets. It currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in India, Israel, Macau, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.

For more information about Partner, see www.investors.partner.co.il

Note: This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner.

Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance (including our outlook and guidance for 2007), plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

—	the effects of the high degree of regulation in the telecommunications market in which we operate;

—	regulatory developments relating to tariffs, including interconnect tariffs;

—	the difficulties associated with obtaining all permits required for building and operating of antenna sites;

—	the requirement to indemnify planning committees in respect of claims made against them relating to the depreciation of property values or to alleged health damage resulting from antenna sites;

—	alleged health risks related to antenna sites and use of telecommunication devices;

—	the effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change our customer mix, profitability and average revenue per user, and the response of competitors to industry and regulatory developments;

—	uncertainties about the degree of growth in the number of consumers in Israel using wireless personal communications services and the growth in the Israeli population;

—	the risks associated with the implementation of a third generation (3G) network and business strategy, including risks relating to the operations of new systems and technologies, potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered, and the risk that the use of internet search engines by our 3G customers will be restricted;

—	the risks associated with technological requirements, technology substitution and changes and other technological developments;

—	the impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;

—	regulatory developments related to the implementation of number portability;

—	fluctuations in foreign exchange rates;

—	the possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;

—	the availability and cost of capital and the consequences of increased leverage; and

—	the results of litigation filed or that may be filed against us,

as well as the risks discussed in Risk Factors, Information on the Company and Operating and Financial Review and Prospects in form 20-F filed with the SEC on May 18, 2006. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are preliminary un-audited financial results. The results were prepared in accordance with U.S. GAAP, other than EBITDA which is a non-GAAP financial measure

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at March 31st, 2007: US $1.00 equals NIS 4.155. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measure:
Earnings before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets (‘EBITDA’) is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. Our management uses EBITDA as a basis for measuring our core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. EBITDA, however, should not be considered as an alternative to operating income or net income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.

Reconciliation between our net cash flow from operating activities and EBIDTA is presented in the attached summary financial results.

Contacts:

Mr. Emanuel Avner		Dr. Dan Eldar
Chief Financial Officer		V.P. Carrier, Investor and International Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54 -7814161
E-mail:	emanuel.avner@orange.co.il	E-mail:	dan.eldar@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS

	New Israeli shekels		Convenience translation into U.S. dollars
	March 31, 2007	December 31, 2006	March 31, 2007	December 31, 2006
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	261,017	77,547	62,820	18,664
Accounts receivable:
Trade	973,172	964,309	234,217	232,084
Other	71,923	65,533	17,310	15,772
Inventories	130,401	126,466	31,384	30,437
Deferred income taxes	43,074	40,495	10,367	9,746

Total current assets	1,479,587	1,274,350	356,098	306,703

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivable - trade	313,095	274,608	75,354	66,091
Funds in respect of employee rights upon retirement	83,200	80,881	20,024	19,466

	396,295	355,489	95,378	85,557

FIXED ASSETS, net of accumulated depreciation and
amortization	1,711,542	1,747,459	411,923	420,567

LICENSE, DEFERRED CHARGES AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	1,224,164	1,247,084	294,624	300,141

DEFERRED INCOME TAXES	75,678	76,139	18,214	18,325

T o t a l a s s e t s	4,887,266	4,700,521	1,176,237	1,131,293

	New Israeli shekels		Convenience translation into U.S. dollars
	March 31, 2007	December 31, 2006	March 31, 2007	December 31, 2006
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term liabilities	44,034	40,184	10,598	9,671
Accounts payable and accruals:
Trade	768,779	690,424	185,024	166,167
Other	256,207	281,403	61,662	67,726
Parent group - trade	15,067	15,830	3,626	3,810
Dividend payable	101,043		24,318

T o t a l c u r r e n t l i a b i l i t i e s	1,185,130	1,027,841	285,228	247,374

LONG-TERM LIABILITIES:
Bank loans, net of current maturities	261,381	272,508	62,908	65,586
Notes payable	2,007,578	2,016,378	483,172	485,290
Liability for employee rights upon retirement	115,932	113,380	27,902	27,288
Other liabilities	18,947	15,947	4,560	3,837

Total long-term liabilities	2,403,838	2,418,213	578,542	582,001

COMMITMENTS AND CONTINGENT LIABILITIES
T o t a l l i a b i l i t i e s	3,588,968	3,446,054	863,770	829,375

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2006 and March 2007 - 235,000,000 shares; issued and outstanding - December 31, 2006 - 154,516,217 shares and March 31, 2007 - 156,187,677 shares	1,562	1,545	376	372
Capital surplus	2,500,383	2,452,682	601,777	590,297
Accumulated deficit	(1,203,647)	(1,199,760)	(289,686)	(288,751)

Total shareholders' equity	1,298,298	1,254,467	312,467	301,918

	4,887,266	4,700,521	1,176,237	1,131,293

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	New Israeli shekels		Convenience translation into U.S. dollars
	3 month period ended March 31,		3 month period ended March 31,
	2007	2006	2007
	(Unaudited)
	In thousands (except per share data)

REVENUES - net:
Services	1,258,315	1,184,208	302,844
Equipment	159,469	142,436	38,380

	1,417,784	1,326,644	341,224
COST OF REVENUES:
Services	758,445	744,749	182,537
Equipment	213,370	207,428	51,353

	971,815	952,177	233,890

GROSS PROFIT	445,969	374,467	107,334
SELLING AND MARKETING EXPENSES	93,539	57,250	22,512
GENERAL AND ADMINISTRATIVE EXPENSES	51,329	43,682	12,354

	144,868	100,932	34,866

OPERATING PROFIT	301,101	273,535	72,468
FINANCIAL EXPENSES, net	19,618	38,629	4,722

INCOME BEFORE TAXES ON INCOME	281,483	234,906	67,746
TAXES ON INCOME	85,634	75,501	20,610

INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN
ACCOUNTING PRINCIPLES	195,849	159,405	47,136
CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF
A CHANGE IN ACCOUNTING PRINCIPLES		1,012

NET INCOME FOR THE YEAR	195,849	160,417	47,136

EARNINGS PER SHARE ("EPS"):
Basic:
Before cumulative effect	1.26	1.04	0.30
Cumulative effect		0.01

	1.26	1.05	0.30

Diluted:
Before cumulative effect	1.25	1.04	0.30
Cumulative effect		0.01

	1.25	1.05	0.30

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING:
Basic	155,573,108	152,818,983	155,573,108

Diluted	156,881,429	153,409,410	156,881,429

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels		Convenience translation into U.S. dollars
	3 month period ended March 31,		3 month period ended March 31,
	2007	2006	2007
	(Unaudited)
	In thousands (except per share data)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	195,849	160,417	47,136
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	151,092	161,435	36,364
Amortization of deferred compensation related to employee stock option grants, net	4,826	6,621	1,161
Liability for employee rights upon retirement	2,552	2,610	614
Accrued interest and exchange and linkage differences on
long-term liabilities	(9,348)	2,805	(2,250)
Deferred income taxes	(2,118)	29,665	(510)
Capital loss on sale of fixed assets	964		232
Cumulative effect, at beginning of year, of a change in
accounting principles		(1,012)
Changes in operating assets and liabilities:
Increase in accounts receivable:
Trade	(47,350)	(78,038)	(11,394)
Other	(8,568)	(10,354)	(2,062)
Increase (decrease) in accounts payable and accruals:
Related parties	(763)	196	(184)
Trade	126,468	(122,056)	30,437
Other	(25,196)	(47,782)	(6,064)
Decrease (increase) in inventories	(3,935)	57,201	(947)
Increase in asset retirement obligations	114	682	27

Net cash provided by operating activities	384,587	162,390	92,560

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(140,462)	(92,500)	(33,806)
Purchase of license	(700)		(168)
Funds in respect of employee rights upon retirement	(2,319)	(1,485)	(558)

Net cash used in investing activities	(143,481)	(93,985)	(34,532)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	42,892	8,964	10,323
Dividend paid	(98,693)	(11,086)	(23,753)
Repayment of capital lease	(2,250)	(1,221)	(542)
Windfall tax benefit in respect of exercise of options granted to
employees	2,178		524
Capital lease received	7,416		1,785
Repayment of long term bank loans	(9,179)	(59,953)	(2,209)

Net cash used in financing activities	(57,636)	(63,296)	(13,872)

INCREASE IN CASH AND CASH EQUIVALENTS	183,470	5,109	44,156
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	77,547	4,008	18,664

CASH AND CASH EQUIVALENTS AT END OF YEAR	261,017	9,117	62,820

At March 31, 2007, trade payables include NIS 154 million ($ 37 million) (unaudited) in respect of acquisition of fixed assets.

At March 31, 2007, dividend payable of approximately NIS 101 million ($ 24 million) (unaudited) is outstanding.

These balances are recognized in the cash flow statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels		Convenience translation into U.S. dollars
	3 Month Period Ended March 31,		3 Month Period Ended March 31,
	2007	2006	2007
	(Unaudited)
	In thousands

Net cash provided by operating activities	384,587	162,390	92,560

Liability for employee rights upon retirement	(2,552)	(2,610)	(614)
Accrued interest and exchange and linkage differences on long-term liabilities	9,348	(2,805)	2,250
Increase in accounts receivable:
Trade	47,350	78,038	11,396
Other (excluding tax provision)	96,220	56,190	23,158
Decrease (increase) in accounts payable and accruals:
Trade	(126,468)	122,056	(30,438)
Shareholder - current account	763	(196)	184
Other	25,196	47,782	6,064
Decrease in inventories	3,935	(57,201)	947
Decrease in Assets Retirement Obligation	(114)	(682)	(27)
Financial Expenses	16,637	35,607	4,004

EBITDA	454,902	438,569	109,484

* The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at March 31, 2007 : US $1.00 equals 4.155 NIS.

** Financial expenses excluding any charge for the amortization of pre-launch financial costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

	New Israeli shekels
	3 month period ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007
	( U n a u d i t e d )
	I n t h o u s a n d s

Revenues - net	1,326,644	1,372,945	1,461,989	1,445,133	1,417,784
Cost of Revenues	952,177	941,914	1,004,637	998,539	971,815

Gross Profit	374,467	431,031	457,352	446,594	445,969
Selling and Marketing
Expenses	57,250	75,579	84,124	90,639	93,539
General and Administrative Expenses	43,682	43,963	53,717	42,098	51,329

	100,932	119,542	137,841	132,737	144,868

Operating Profit	273,535	311,489	319,511	313,857	301,101
Financial Expenses - net	38,629	61,176	44,710	21,927	19,618

Income Before Taxes on Income	234,906	250,313	274,801	291,930	281,483
Taxes on Income	75,501	76,076	90,148	128,950	85,634

Income Before Cumulative Effect of a Change in Accounting Principles	159,405	174,237	184,653	162,980	195,849
Cumulative Effect, at the
Beginning of the Year, of a
Change in Accounting
Principles	1,012
Net Income for the Period	160,417	174,237	184,653	162,980	195,849

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SUMMARY OPERATING DATA

	Q1 2006	Q1 2007

Subscribers (in thousands)	2,560	2,703
Estimated share of total Israeli mobile telephone subscribers	32%	32%
Churn rate in quarter	4.2%	4.4%
Average monthly usage in quarter per subscriber (minutes)	301	323
Average monthly revenue in year per subscriber, including in-roaming revenue (NIS)	152	153

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: May 7, 2007